FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 24, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒                Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

WIMM-BILL-DANN FOODS OJSC ANNOUNCES
3 MONTHS 2003 FINANCIAL RESULTS

Steady growth in the dairy segment, juice on track towards recovery

Moscow, Russia – June 23, 2003 – Wimm-Bill-Dann Foods OJSC [NYSE: WBD] today announced its financial results for the first quarter of 2003.

During the first quarter of 2003, Wimm-Bill-Dann’s sales increased by 13.4% compared to the first quarter of 2002.  Gross profit increased by 16.3%, with gross margins rising to 29.3% compared to 28.6% last year. Net income decreased by 26%, primarily due to the combined effect of a temporary slowdown in juice sales growth as well as costs associated with expansion in the dairy segment. EBITDA showed a slight decrease year-on-year.

Commenting on the announcement, Sergei Plastinin, CEO of Wimm-Bill-Dann Foods OJSC, said; “The first three months of this year saw continued growth in sales and improvement in gross margin. Over recent months, we have developed and launched a number of programs such as better supply chain management, newly designed IT infrastructure and investment in technology and new equipment to enhance operational cycle and improve our cost structure. We are also in the process of improving our brand and product portfolio, launching new products and increasing efficiency of our distribution and sales channels.”

Key Operating and Financial Indicators of Q1 2003

	Q1 2003	Q1 2002	Change
Sales volumes, thousand tons	374.1	338.0	10.7%

	US$‘mln	US$‘mln

Sales	223.9	197.4	13.4%
Dairy	159.0	136.2	16.7%
Juice	64.9	61.2	6.0%
Gross Profit	65.7	56.5	16.3%
Selling and distribution expenses	(32.2)	(21.8)	47.7%
General and administrative expenses	(17.7)	(14.9)	18.8%
Operating income	14.6	18.4	(20.7)%
Financial income and expenses, net	(4.7)	(4.6)	2.2%
Net income	7.1	9.6	(26)%

EBITDA	21.6	21.8	(0.9)%

CAPEX including acquisitions	27.4	15.5	77%

In the first three months of 2003, Wimm-Bill-Dann’s sales amounted to US$223.9 million, compared to US$197.4 million during the same period last year.

Sales in Wimm-Bill-Dann’s dairy segment in the first quarter increased by 16.7% from US$136.2 million in 2002 to US$159 million in 2003. Gross margins in the dairy sector grew to 26.7% from 25.4% last year due to a 5% drop in the cost of raw milk compared to last year, favorable price increases for sterilized milk and a higher share of value-added products in the product portfolio.

Sales in Wimm-Bill-Dann’s juice segment increased by 6% from US$61.2 million in the first quarter of 2002 to US$64.9 million in the first quarter of 2003. Although sales slowed down in the first quarter following an exceptionally strong fourth quarter, we were able to improve our average price by 4.4% compared to the previous quarter. Pricing and volume growth were partially offset by increases in the cost of raw materials and the increased share of lower priced brands in the overall product portfolio. Gross margins in the juice division remained flat at 36%, the same as last year.

The company’s increased geographical coverage and investments in brand promotion continued to be the main cost drivers. Selling and distribution costs increased substantially, from US$21.8 million during the first quarter of 2002 to US$32.2 million this year. During the first three months of 2003, US$9.5 million was spent on the personnel portion of selling and distribution expenses, and US$10 million on marketing and advertising, US$6.8 million on transportation costs and US$1.2 million on warehousing.

During the first three months of 2003, general and administrative expenses were US$17.7 million. Net income decreased from last year and was US$7.1 million. EBITDA decreased slightly to US$21.6 compared to US$21.8 million during the first three months of 2002.

Reconciliation of EBITDA to US GAAP Income before provision for income taxes and minority interest

	Q1 2003	Q1 2002

Income before provision for income taxes and minority interest	9,861	13,800

Interest expense	5,223	4,752

Depreciation and Amortization	6,537	3,199

EBITDA	$21,621	$21,751

- ends -

For further enquiries contact:

Wimm-Bill-Dann	Shared Value Ltd
Kira Kiryuhina,	Edward Baumgartner
Public Relations Department	Tel: +44 207 321 5037
Tel: +7 095 733 9726	Mobile: +44 781 579 6506
Email: kira@wbd.ru	Email: ebaumgartner@sharedvalue.net

WIMM-BILL-DANN FOODS

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002
(Amounts in thousands of U.S. dollars, except share and per share data)

	Three months ended March 31, 2003	Three months ended March 31, 2002

	(unaudited)	(unaudited)

SALES	$223,866	$197,427

COST OF SALES	(158,177)	(140,955)

Gross profit	65,689	56,472

SELLING AND DISTRIBUTION EXPENSES	(32,248)	(21,755)
GENERAL AND ADMINISTRATIVE EXPENSES	(17,706)	(14,905)
OTHER OPERATING EXPENSES	(1,147)	(1,376)

Operating income	14,588	18,436

FINANCIAL INCOME AND EXPENSES, NET	(4,727)	(4,636)

Income before provision for income taxes and minority interest	9,861	13,800

PROVISION FOR INCOME TAXES	(2,589)	(3,404)

MINORITY INTEREST	(215)	(832)

NET INCOME	$7,057	$9,564

Earnings per share - basic and diluted:	$0.16	$0.24

Weighted average number of shares outstanding	44,000,000	39,500,000

WIMM-BILL-DANN FOODS

CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2003 AND DECEMBER 31, 2002
(Amounts in thousands of U.S. dollars)

March 31, 2003

December 31, 2002

(unaudited)

(audited)

CURRENT ASSETS:

Cash and cash equivalents	$18,603	$29,340
Trade receivables, net	63,539	60,146
Inventory, net	82,085	86,063
Taxes receivable	77,370	68,352
Advances paid	23,883	10,811
Net investment in direct financing leases	1,254	1,338
Deferred tax asset	2,040	1,850
Other current assets	5,356	5,810
Total current assets	274,130	263,710

PROPERTY, PLANT AND EQUIPMENT, net	315,804	293,580

INTANGIBLE ASSETS	2,764	2,736

GOODWILL	21,516	19,885

NET INVESTMENT IN DIRECT FINANCING LEASES – long-term portion	4,023	4,381

INVESTMENTS	2,152	1,989

OTHER LONG-TERM ASSETS	1,248	2,812

Total long-term assets	347,507	325,383

Total assets	$621,637	$589,093

CURRENT LIABILITIES:
Trade accounts payable	$51,078	$40,144
Advances received	4,133	3,905
Short-term loans	94,684	94,050
Long-term loans, current portion	2,012	2,483
Bonds payable	16,303	16,096
Taxes payable	18,982	15,551
Accrued liabilities	8,606	8,346
Government grants – current portion	2,059	2,033
Other payables	33,027	25,770
Total current liabilities	230,884	208,378

LONG-TERM LIABILITIES:
Long-term loans	4,163	4,546
Other long-term payable	54,383	55,047
Government grants – long-term portion	8,184	8,568
Deferred taxes	11,212	8,121
Total long-term liabilities	77,942	76,282
Total liabilities	308,826	284,660

MINORITY INTEREST	22,042	21,549

SHAREHOLDERS’ EQUITY:
Common stock	29,908	29,908
Share premium account	164,132	164,132
Currency translation adjustment	828	—
Retained earnings	95,901	88,844
Total shareholders’ equity	$290,769	$282,884

Total liabilities and shareholders’ equity	$621,637	$589,093

WIMM-BILL-DANN FOODS

CONSOLIDATED CASH FLOW STATEMENT
FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002
(Amounts in thousands of U.S. dollars)

THREE MONTHS ENDED MARCH 31, 2003

THREE MONTHS ENDED MARCH 31, 2002

	(unaudited)	(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$7,057	$9,564
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortisation	6,537	3,199
Bad debt and inventories provisions	1,572	109
Other adjustments	(916)	1,050
Changes in operating assets and liabilities:
Decrease in inventories	4,780	17,173
Increase in trade accounts receivable	(3,903)	(2,303)
Increase in advances paid	(12,822)	(10,206)
Increase in taxes receivable	(8,301)	(1,653)
Decrease in other current assets	595	1,370
Increase in trade accounts payable	10,328	4,066
Increase in advances received	176	1,402
Increase in taxes payable	3,488	3,028
Increase (decrease) in accrued liabilities	152	(657)
Increase in other current payables	1,156	2,058
Decrease in other long-term payables	(96)	(90)

Total cash provided by operating activities	9,803	28,110

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid for acquisitions of subsidiaries, net of cash acquired	$(492)	$(192)
Cash paid for property, plant and equipment	(16,497)	(15,545)
Cash paid for net investments in direct financing leases	(48)	(84)
Cash paid for acquisitions of investments	—	(416)
Proceeds from disposal of investments and property, plant and equipment	697	—
Cash paid for other long-term assets	—	(5,687)

Total cash used in investing activities	(16,340)	(21,924)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of capital stock, net of direct expenses	—	162,048
Government grants received	—	786
Repayment in short-term loans	(574)	(34,389)
Repayment of long term payables	(2,970)	—
Proceeds from long-term loans	—	7,000
Repayment of long-term loans	(936)	(6,086)

Total cash (used in) provided by financing activities	(4,480)	129,359

Total cash (used in) provided by operating, investing and financing activities	(11,017)	135,545

Impact of exchange rate differences on cash and cash equivalents	280	(309)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(10,737)	135,236
CASH AND CASH EQUIVALENTS, at beginning of period	29,340	6,919
CASH AND CASH EQUIVALENTS, at end of period	$18,603	$142,155

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially.  We do not intend to update these statements to conform them to actual results.  We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F.  These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC is a leading manufacturer of dairy and juice products in Russia. The company was founded in 1992.

The Company currently owns 23 manufacturing facilities in 19 locations in Russia and the Commonwealth of Independent States (CIS), as well as affiliates in 26 cities in Russia and the CIS. The company also distributes its products in Canada, Germany, Israel, the Netherlands, the UK and the United States through both its own distribution network and independent distributors.

Wimm-Bill-Dann has a strong and diversified branded portfolio with over 1,100 types of dairy products and over 170 types of juice, nectars and still drinks. The company currently employs over 18,000 people.

Wimm-Bill-Dann was rated second best out of 42 firms in terms of transparency in the S&P survey of leading Russian companies, and was rated fourth best in the latest Brunswick UBS Warburg survey of corporate governance in Russia.

Wimm-Bill-Dann was awarded best European Equity Deal of 2002 by Euroweek and Institutional Investor magazines.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Vladimir V. Preobrajensky
Name:	Vladimir V. Preobrajensky
Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: June 24, 2003